Sustainable Imprints, Inc.

ANNUAL REPORT

1385 Green Bay Road
Highland Park, IL 60035
(773) 412-5476
http://www.sicontainerbuilds.com

This Annual Report is dated April 13, 2026.

BUSINESS

Sustainable Imprints, Inc. (dba SI Container Builds) meets our clients' needs by "building for their purpose"--we build affordable, versatile spaces from recycled shipping containers. Our products are ideal due to their structural integrity and low maintenance. We specialize in spaces for dwellings (e.g., tiny homes or guest suites), backyard businesses (e.g., massage therapists, personal trainers), and backyard offices. We align our build strategy with our values by focusing on sustainabilty through the containers themselves and other recycled and environmentally-friendly building materials. Our products are available in fully-finished and D.I.Y. versions.

Our target customer base includes homeowners, home-based businesses, work-from-home employees, and rental property owners. We are also dedicated to partnering with like-minded organizations and small businesses, and to donating 1% of each build to a charity of our customer's choosing. We are incorporated in the U.S. (headquarters) as well as in Canada. Sustainable Imprints Canada, Inc. is a wholly owned subsidiary of Sustainable Imprints, Inc. This gives us the ability to sell/deliver our structures across North America by simply placing them on standard flatbed trucks.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 142,857

Use of proceeds: Marketing/advertising; production facility rent/equipment upkeep; insurance; salaries; other operational costs
Date: February 12, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Marketing/advertising, salaries, operational expenses, legal expenses
Date: February 12, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,000,000
Use of proceeds: Company operations (salaries, operating expenses, and marketing spend)
Date: February 12, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

The company was formed in 2018 and is now in full production mode. Currently we have prototypes of products that are available on the market. As of December 2025, we have produced millions of dollars of revenue and are well on our way to becoming profitable.

Foreseeable major expenses based on projections:

Our largest expense is Cost of Goods Sold, though of course covered by client fees. Of our fixed costs, salaries and production space rental are the largest. All three of these expense categories, of course, are critical to the success of the organization. As mentioned previously, we will spend what is necessary to ensure success, while keeping close tabs on that spend and identifying efficiencies wherever possible.

Future operational challenges:

As with any COGS-heavy manufacturing organization, we will carry the inventory necessary to meet our operational needs, without unnecessary inventory carrying costs. As our order volume accelerates, we will maintain this posture, also being mindful of fluctuations and lead times for shipping containers, our key raw material.

Future challenges related to capital resources:

The decision and timing of opening our second production facility will be a critical, capital-intensive milestone. Currently, our projections have us opening that facility in 2027. We are confident that our order volume will support it, and would use a larger-than-expected capital raise to open that facility sooner.

Future milestones and events:

As mentioned above, the opening of our second production facility will be a significant milestone--revenue-wise, financially, and operationally. Aside from that, our growth in employees will be significant as well--hiring a Customer Care team, as well as Purchasing/Logistics employees and administrative support will be impactful events.

In addition, we will continue to evolve and innovate around our products, and anticipate new products/extensions/revenue streams (e.g., rent or leasing of products) to generate annuity revenue, which will also be significant.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 705408.8.

Debt

Creditor: Various lenders (short-term and long term liabilities)
Outstanding balance: $2,796,527.21
Interest rate: Various

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rory Rubin

Rory Rubin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO, Founder, Director
Dates of Service: November 2018 — Present
Responsibilities: Oversee all strategic aspects of the company; drive the strategy and culture; implement strategic growth and operational strategies; lead all employees; facilitate partnerships; be the primary face of the company for investor/shareholder communications.

Other business experience in the past three years:

Employer: Rory Rubin Consultants
Title: Organizational Development Consultant
Dates of Service: January 2015 — April 2018
Responsibilities: Provide change management services to a large, privately held manufacturing company
Name: Daniel Rubin

Daniel Rubin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO, CFO, Founder, Director
Dates of Service: November 2018 — Present
Responsibilities: Provide operational direction for the company; determine strategies for efficiency & spend; create and maintain financial documents and projections; create and maintain cap table and efforts related to investors; participate in other strategic decisions as appropriate.

Other business experience in the past three years:

Employer: Mercer, Inc.
Title: Senior Partner
Dates of Service: April 2015 — December 2018

Responsibilities: Lead all aspects of a $110 million part of a large, global consulting firm; provide strategic direction; make strategic and operational decisions impacting the performance of the business unit; provide people leadership

Employer: Korn Ferry, Inc.
Title: Senior Client Partner
Dates of Service: July 2019 — August 2024
Responsibilities: Sell and deliver organizational consulting services to multinational corporations as part of a top-tier human resources consulting firm

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Rory Rubin
Amount and nature of Beneficial ownership: 1,857,143
Percent of class: 37%

Title of class: Common Stock
Stockholder Name: Daniel Rubin
Amount and nature of Beneficial ownership: 714,286
Percent of class: 14%

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The Company has authorized Common Stock and Convertible Note.

Common Stock
• Authorized: 100,000,000
• Outstanding: 3,000,000
• Voting Rights: Each outstanding share, regardless of class, shall be entitled to one vote in each matter submitted to vote at a meeting of shareholders, and in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. Each shareholder may vote either in person or by proxy.
• Material Rights: Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note
• Amount Outstanding: $50,000.00
• Conversion Type: Common stock
• Conversion Trigger: The call date of 02/12/2024
• Interest Rate: 10
• Material Rights: None

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in SI Container Builds/Sustainable Imprints, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. In particular, our products are high-dollar value products, and generally financing of some kind is needed. During the currently uncertain times, some clients may qualify for financing while others, despite their desire to own one of our products, may be unable to obtain financing. This could impact our actual sales/revenue vs. projections.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Being pre-revenue, our valuation is especially difficult to assess. We used our own financial projections (with a discount applied) as the basis of our valuation, which is inherently risky.

The transferability of the Securities you are buying is limited

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Our anticipation is that our "exit event" would most likely be a sale or other change in control of the company, which may take years to materialize, if ever.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Specifically, if/when we feel we are ready to open another warehouse/production facility, we may need additional capital for the expenses associated with outfitting and opening it.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. In our industry, for example, costs of raw materials such as the shipping containers themselves, lumber, drywall, etc. can vary widely. In addition, advertising by targeting specific populations very directly can vary widely in cost. So we will need to remain flexible as to how and when we use these funds.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We do feel that there is a broad market need for our products, partly brought on by COVID and the associated work-from-home elements. While we feel that the trends of working from home and needing more space will continue, it is possible that we have overestimated these needs.

We are reliant on one main type of service
All of our current services are variants on one type of service, building versatile spaces from recycled shipping containers. Our revenues are therefore dependent upon the market for alternative dwelling units (ADUs) and additional bonus spaces.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our management team has many years of business experience, but it is still possible that we may make decisions that you may feel are not the best decisions.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Specifically, we are assuming that current work-from-home trends, and issues of needing more space, will continue. Additionally, we assume that there is a significant market for short-term rental owners to purchase our products. It is possible that we have overestimated some or all of these trends.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render

our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Within our industry specifically, we compete against one set of companies for backyard offices, and other set of companies for container suites (and somewhat for studio spaces).

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sustainable Imprints, Inc. was formed on November 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sustainable Imprints, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as local zoning regulations and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including electric/plumbing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sustainable Imprints, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of

investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Sustainable Imprints, Inc.

By /s/ *Rory Rubin*
Title: CEO

By /s/ *Rory Rubin*
Name: Rory Rubin
Title: CEO

By /s/ *Daniel Rubin*
Name: Daniel Rubin
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

SUSTAINABLE IMPRINTS INC

Balance Sheet

As of December 31, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x3311	628,914.51
Chase Checking x7318	92.91
Chase Savings x2391	75,278.06
First Womens Bank Checking x2086	891.83
Royal Bank of Canada Checking	231.52
Total Bank Accounts	**$705,408.83**
Accounts Receivable	
Accounts Receivable	79,443.70
Total Accounts Receivable	**$79,443.70**
Other Current Assets	
Inventory Asset	0.00
Office Container	46,466.72
Total Inventory Asset	**46,466.72**
Undeposited Funds	0.00
Work in Progress	
Work in Progress - Container Solution	0.00
Work in Progress - Cooper	0.00
Work in Progress - Misc	0.00
Work in progress - Navy Pier	0.00
Work in Progress - Shelter Inc.	0.00
Work in Progress - Show Model	0.00
Total Work in Progress	**0.00**
Total Other Current Assets	**$46,466.72**
Total Current Assets	**$831,319.25**
Fixed Assets	
2003 Taylor T220S Forklift	50,954.27
2006 Mitsubishi Forklift	20,761.87
Leasehold Improvements	22,988.35
Paint Booth	53,509.37
Warehouse Equipment	76,427.66
zAccumulated Depreciation	-89,328.27
Total Fixed Assets	**$135,313.25**
Other Assets	
Finance fee	16,653.15
Organizational Costs	54,635.85
zAccumulated Amortization	-10,724.00
Total Other Assets	**$60,565.00**
TOTAL ASSETS	**$1,027,197.50**

SUSTAINABLE IMPRINTS INC

Balance Sheet

As of December 31, 2025

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	791,800.27
Total Accounts Payable	**$791,800.27**
Credit Cards	
Chase Credit Cards	0.00
Chase Ink Credit Card - Dan	0.00
Chase Ink Credit Card - Jamie	0.00
Chase Ink Credit Card - Matt	0.00
Chase Ink Credit Card - Rory	0.00
Total Chase Credit Cards	**0.00**
Citi Credit Card x0001	18,265.21
Headway Capital - LOC	97,003.79
Total Credit Cards	**$115,269.00**
Other Current Liabilities	
Accrued Expense	109,562.53
Deferred Revenue	0.00
Deferred Revenue - Container Solution	0.00
Deferred Revenue - Cooper Kernis	0.00
Deferred Revenue - Shelter Inc	154,300.91
Total Deferred Revenue	**154,300.91**
Line of Credit	240,000.00
Sales Tax Agency Payable	0.00
Total Other Current Liabilities	**$503,863.44**
Total Current Liabilities	**$1,410,932.71**
Long-Term Liabilities	
Everlasting Capital - Forklifts Loan	69,564.13
FWB - SBA Loan x0234	904,424.03
Investor Loan Payable	
David Farina - Loan Payable	50,000.00
David Farina - Interest Payable	10,636.00
Total David Farina - Loan Payable	**60,636.00**
Greg Wasson - Loan Payable	50,000.00
Greg Wasson - Interest Payable	10,636.00
Total Greg Wasson - Loan Payable	**60,636.00**
Mike Balkin - Loan Payable	150,000.00
Mike Balkin - Interest Payable	31,907.00
Total Mike Balkin - Loan Payable	**181,907.00**

SUSTAINABLE IMPRINTS INC

Balance Sheet

As of December 31, 2025

	TOTAL
Total Investor Loan Payable	**303,179.00**
Loan to Shareholder	108,427.34
Total Long-Term Liabilities	**$1,385,594.50**
Total Liabilities	**$2,796,527.21**
Equity	
Common Equity	
Common Stock	192,544.00
Total Common Equity	**192,544.00**
Preferred & Convertible Equity	
Preferred (PS1)	1,137,997.12
Safe Agreements 2022 (Future Equity)	360,000.00
Safe Agreements 2025 (Future Equity)	331,150.00
Total Preferred & Convertible Equity	**1,829,147.12**
Retained Earnings	-2,816,307.56
zContributed Capital	-53,625.17
zOpening Balance Equity	-36,729.76
Net Income	-884,358.34
Total Equity	**$ -1,769,329.71**
TOTAL LIABILITIES AND EQUITY	**$1,027,197.50**

Profit and Loss

SUSTAINABLE IMPRINTS INC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	$0.00
Sales - Container Solution	$89,315.00
Sales - Cooper	$126,562.00
Sales - Misc project	$96,148.00
Sales - Navy Pier	$1,317,369.29
Sales - Shelter Inc	$3,094,439.47
Total for Sales	**$4,723,833.76**
Total for Income	**$4,723,833.76**
Cost of Goods Sold	
Appliances	$0.00
Architecture and Engineering	$0.00
Bath Fixtures and Plumbing	$0.00
Cabin Material	$0.00
Certification Expenses CGS	$0.00
Cladding	$0.00
Construction Contract Cost	
Building Excavation	$0.00
Building Plans/Preconstruction Fee	$0.00
Concrete/Parking	$0.00
Construction Fence	$0.00
Container Build (Fabrication)	$0.00
Container Interiors	$0.00
Crane Fees	$0.00
Debris Removal	$0.00
Deck Space	$0.00
Demolition Costs	$0.00
Electric	$0.00
Electrical/Low Voltage	$0.00
Fabrication of Containers	$0.00
Fence-Finish	$0.00
Finishes	$0.00
Fire Alarm	$0.00
Foundation	$0.00
General Requirements	$0.00
HVAC	$0.00
Metals	$0.00
Plumbing	$0.00
Project Management	$0.00
Roof	$0.00

Profit and Loss

SUSTAINABLE IMPRINTS INC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Site Utilities Storm	$0.00
Site Work	$0.00
Special Construction	$0.00
Specialties	$0.00
Sprinkler	$0.00
Thermal and Moisture Control	$0.00
Transportation of Containers	$0.00
Wood, Plastics and Composites	$0.00
Total for Construction Contract Cost	**$0.00**
Construction Materials Costs	$0.00
Containers	$0.00
Cost of Goods Sold	
COGS-Alabama (Boris Henson)	$5,130.87
COGS-Container Solutions	$76,827.48
COGS-Cooper	$107,720.93
COGS-Misc project	$106,910.56
COGS-Navy Pier	$1,484,852.76
COGS-Shelter Inc	$2,223,406.55
Total for Cost of Goods Sold	**$4,004,849.15**
Cost of labor - COS	$0.00
Door	$0.00
Doors	$0.00
Drywall	$0.00
Electric- CGS	$0.00
Fabrication	$0.00
Flooring	$0.00
Framing	$0.00
General Building Supplies	$0.00
HVAC	$0.00
Insulation	$0.00
Landscaping	$0.00
Metal	$0.00
Other Construction Costs	$0.00
Other Costs of Services - COS	$0.00
Paint	$0.00
Plumbing	$0.00
Renderings	$0.00
Roofing	$0.00
Shipping and Freight	$0.00
Siding	$0.00

Profit and Loss

SUSTAINABLE IMPRINTS INC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Steel and Welding	$0.00
Subcontractors Expense	$0.00
Supplies & Materials - COGS	$0.00
Tools and Small Equipment	$0.00
Travel Expense-- CGS	$0.00
Warranty Expense	$0.00
Windows	$0.00
Windows/Doors	$0.00
zWIP Offset	$0.00
zWIP Transfer	$0.00
Total for Cost of Goods Sold	**$4,004,849.15**
Gross Profit	**$718,984.61**
Expenses	
Advertising and Marketing	
Advertising	$30,410.30
Marketing	$4,799.05
Social Media	$11,786.19
Total for Advertising and Marketing	**$46,995.54**
Facility Expenses	
Facility Repairs and Maintenance	$96,573.41
Office Cleaning	$2,998.69
Rent Expense	$281,931.39
Warehouse supplies	$9,279.46
Total for Facility Expenses	**$390,782.95**
General Business Expenses	
Bank Service Charges	$5,712.30
Business Licenses and Permits	$2,097.00
Business Meals	$5,241.32
Certification Expenses	$4,168.99
Gifts	$1,434.76
Office Supplies	$3,447.26
QuickBooks Payments Fees	$1,521.23
Software	$13,810.62
Total for General Business Expenses	**$37,433.48**
Insurance Expense	
Auto Insurance	$4,501.73
Life Insurance (for CEO)	$5,653.14
Property & Casualty Insurance	$66,654.70
Total for Insurance Expense	**$76,809.57**

Profit and Loss

SUSTAINABLE IMPRINTS INC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Payroll Expenses	
Employee Appreciation	$3,306.69
Payroll Reimbursements	$0.00
Taxes	$61,180.47
Wages	$734,807.48
Total for Payroll Expenses	**$799,294.64**
Professional Services	
Accounting Fees	$47,906.25
HR Expenses	$5,000.00
Legal Fees	$50,342.87
Payroll Processing Fee	$1,795.80
Total for Professional Services	**$105,044.92**
Travel Expense	
Airfare	$1,360.00
Fuel	$6,604.85
Lodging	$864.21
Other Transportation	$992.05
Parking	$274.00
Total for Travel Expense	**$10,095.11**
Utilities	
Electric	$6,194.59
Garbage	$1,955.28
Gas	$8,441.35
Phone/ Internet	$6,783.90
Total for Utilities	**$23,375.12**
Total for Expenses	**$1,489,831.33**
Net Operating Income	**-$770,846.72**
Other Income	
Interest Income	$31.83
Proceeds from Sale of Assets	$2,000.00
Rental Income	$28,431.49
Total for Other Income	**$30,463.32**
Other Expenses	
Unrealized Gain or Loss	
Charitable Contributions	$110.00
Interest Expense	$143,614.94
Other Miscellaneous Expense	$250.00
Total for Other Expenses	**$143,974.94**
Net Other Income	**-$113,511.62**
Net Income	**-$884,358.34**

SUSTAINABLE IMPRINTS INC

Statement of Cash Flows

January - December 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-884,358.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	44,658.34
Inventory Asset:Office Container	-46,466.72
Work in Progress:Work in Progress - Container Solution	0.00
Work in Progress:Work in Progress - Cooper	0.00
Work in Progress:Work in Progress - Misc	0.00
Work in Progress:Work in progress - Navy Pier	0.00
Work in Progress:Work in Progress - Shelter Inc.	0.00
Work in Progress:Work in Progress - Show Model	0.00
Accounts Payable	791,800.27
Chase Credit Cards	0.00
Chase Credit Cards:Chase Ink Credit Card - Dan	-6,510.87
Chase Credit Cards:Chase Ink Credit Card - Jamie	-20,387.55
Chase Credit Cards:Chase Ink Credit Card - Matt	-29,935.09
Chase Credit Cards:Chase Ink Credit Card - Rory	128,446.48
Chase Credit Cards:SI Chase Ink Credit Card--Jamie (deleted)	-71,612.96
Citi Credit Card x0001	18,265.21
Headway Capital - LOC	97,003.79
Accrued Expense	109,562.53
Deferred Revenue	-1,010,229.00
Deferred Revenue:Deferred Revenue - Container Solution	0.00
Deferred Revenue:Deferred Revenue - Cooper Kernis	0.00
Deferred Revenue:Deferred Revenue - Shelter Inc	154,300.91
Line of Credit	240,000.00
Sales Tax Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**398,895.34**
Net cash provided by operating activities	**$ -485,463.00**
INVESTING ACTIVITIES	
2003 Taylor T220S Forklift	-50,954.27
2006 Mitsubishi Forklift	-20,761.87
Net cash provided by investing activities	**$ -71,716.14**
FINANCING ACTIVITIES	
Dan & Rory--Northwestern Mutual funds (deleted)	-114,901.76
Everlasting Capital - Forklifts Loan	69,564.13
FWB - SBA Loan x0234	-82,375.97
Investor Loan Payable:David Farina - Loan Payable:David Farina - Interest Payable	10,636.00
Investor Loan Payable:Greg Wasson - Loan Payable:Greg Wasson - Interest Payable	10,636.00
Investor Loan Payable:Mike Balkin - Loan Payable:Mike Balkin - Interest Payable	31,907.00
Lending Club / Rubin (deleted)	-5,667.13
Line of Credit (deleted)	-1,227.90
Loan to Shareholder	104,392.11
PenFed / Rubin (deleted)	-2,183.89

SUSTAINABLE IMPRINTS INC

Statement of Cash Flows

January - December 2025

	TOTAL
Common Equity:Common Stock	57,229.53
Preferred & Convertible Equity:Preferred (PS1)	-360,000.00
Preferred & Convertible Equity:Safe Agreements 2022 (Future Equity)	360,000.00
Preferred & Convertible Equity:Safe Agreements 2025 (Future Equity)	331,150.00
zContributed Capital	-1,542.00
zOpening Balance Equity	-86,729.76
Net cash provided by financing activities	**$320,886.36**
NET CASH INCREASE FOR PERIOD	$ -236,292.78
Cash at beginning of period	941,701.61
CASH AT END OF PERIOD	$705,408.83

		Equity					Financials			
	Categories	Preferred Stock		Common Stock		Convertibles	Aggregate Paid-in Capital	Accumulated Deficit	Stockholder's Deficit	Notes
		Shares	Amount Paid	Shares	Amount Paid					Initial Investment per Ice Miller Documents
Inception	Service Provider Shares			100	$ -					
	Purchased Shares	-	$ -							
	Contributed Capital									
	Net Income									
December 31, 2018										
	Service Provider Shares			100	$ -					
	Purchased Shares	-	$ -							
	Contributed Capital									
	Net Income									
December 31, 2019										
	Service Provider Shares			100	$ -					
	Purchased Shares	-	$ -							
	Contributed Capital									
	Net Income									
December 31, 2020										
	Service Provider Shares			3,542,857	$ 162,544					Crowd Funding Round and new advisor grant
	Purchased Shares	504,362	$ 1,137,997							Pre-Seed Round
	Contributed Capital									
	Net Income									
December 31, 2021										
	Service Provider Shares			3,892,368	$ 162,544					
	Purchased Shares	504,362	$ 1,137,997							
	SAFE Investment					$ 260,000				New SAFEs
	Contributed Capital									
	Net Income									
December 31, 2022										
	Service Provider Shares			3,594,857	$ 162,544					Adjusted for Matt Roy Termination
	Purchased Shares	504,362	$ 1,137,997							
	Options (unexercised)			540,791	$ -					
	SAFE Investment					$ 260,000				
	Contributed Capital									
	Net Income									
December 31, 2023										
	Service Provider Shares			3,594,857	$ 162,544					
	Purchased Shares	504,362	$ 1,137,997							
	Options (unexercised)			540,791.00	$ -					Employee Option Grants tranche 1
	Other Shares	100,000	$ -							Granted as consideration for loans
	SAFE Investment					$ 260,000				
	Contributed Capital									
	Net Income									
December 31, 2024										
	Service Provider Shares			3,594,857	$ 162,544					
	Purchased Shares	504,362	$ 1,137,997							
	Options (unexercised)			540,791.00	$ -					
	Other Shares	100,000	$ -							
	SAFE Investment					$ 1,086,151				
	Contributed Capital									
	Net Income									
December 31, 2025										
	Service Provider Shares			3,594,857	$ 162,544					
	Purchased Shares	504,362	$ 1,137,997							
	Options (unexercised)			540,791.00	$ -					
	Other Shares	100,000	$ -							
	SAFE Investment					$ 1,086,151				
	Contributed Capital									
	Net Income									

		Carta
Common	$	192,544.00
SS1	$	1,137,997.12
SS2	$	-
Convertibles and loans	$	1,413,574.00
Total	$	2,744,115.12

NOTE 1 – NATURE OF OPERATIONS

Sustainable Imprints, Inc. (dba S.I. Container Builds) was formed on November 7, 2018 ("Inception") in the State of Illinois (later changed to Delaware.) The financial statements of S.I. Container Builds (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Highland Park, Illinois.

S.I. Container Builds constructs living spaces out of shipping containers for use in residential, commercial, and industrial settings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from clients on an accrual basis when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

We carry short-term debt in the form of accounts payable, deferred revenue, and lines of credit. We carry long-term debt in the form of financing agreements for assets such as our forklifts, investor loans, and an SBA loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 6,000,000 shares of our common stock with a par value of $0.00001. As of March 19, 2026, the company has currently issued 3,239,588 shares of our common stock.

Preferred Stock
We have authorized the issuance of 1,056,752 shares of our common stock with a par value of $0.00001. As of March 19, 2026, the company has currently issued 828,538 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 10, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Daniel Rubin the CFO (Principal Executive Officers) of Sustainable Imprints, Inc. hereby certify that the financial statements of Sustainable Imprints, Inc. and notes thereto for the periods ending in 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Sustainable Imprints, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed

Daniel Rubin

CFO